FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 10, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF S.A.

(CNPJ/MF) NO. 01.838.723/0001-27

Publicly-Held Corporation

BYLAWS I – NAME, REGISTERED OFFICE, DURATION AND PURPOSES

SECTION ONE – BRF S.A. is a publicly-held Corporation with articles of incorporation filed before JUCESC under No. 42.300.034.240 on 08.12.09 (“Corporation”) and governed by these Bylaws, Law no. 6.404 of December 15, 1976 (the “Corporation Law”) and other applicable laws and regulations.

Paragraph One – The shares of the Corporation have been listed to trade on the Brazilian Securities and Derivatives Stock Exchange special listing segment named Novo Mercado, of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”). Accordingly, the Corporation, its shareholders, the Directors and Officers and the Fiscal Council members (if the council is active) are bound by BM&FBOVESPA’s Novo Mercado Listing Rules.

Paragraph Two – Where a tender offer required under the provisions of these Bylaws is materially detrimental to the rights of shareholders, the Novo Mercado Listing Regulations shall prevail over the provisions of these Bylaws.

SECTION TWO – The Corporation has its registered office and legal seat in the City and Judicial District of Itajaí, State of Santa Catarina, at Jorge Tzachel, 475 – Bairro Fazenda – CEP 88.301-600, and may establish branch, office and other subordinate facilities anywhere within the Brazilian territory or abroad.

SECTION THREE – The primary purpose for which the Corporation is organized is to engage in the following activities within the Brazilian territory or abroad:

1) To manufacture, sell and transact any business, whether wholesale or retail, relating to food generally, and particularly animal protein by-products and food products handled using the cold chain distribution process;

2) To manufacture and sell animal feeds and nutriments for animals;

3) To provide food services, generally;

4) To manufacture, refine and sell vegetable oils, fat and dairy products;

5) To produce, preserve, store, ensile and sell grains, grain by-products and grain derivatives;

6) To conduct the business of selling at retail and wholesale consumer and production goods, including the sale of equipment and vehicles for the development of its logistic activity;

7) To export and import production and consumer goods;

8) To hold equity interests in other companies, as a means to achieving the corporate purposes to full extent; and

9) To participate in any projects required for the operation of the business of the Corporation.

Sole Paragraph. The Corporation may further engage directly, or indirectly through others, in any support activities for the core business described in Section Three above, such as:

a) To conduct supporting administrative, technical or operational activities, aiming at creating conditions for the development of its core business;

b) To provide freight services, generally;

c) To provide product storage and stocking services and all other ancillary services relating thereto;

d) To promote and reposition its retail products at points of display and points of sale to final consumers;

e) To provide the services of receiving and allocating raw materials to be used in production;

f) To provide machine and vehicle repair, maintenance and overhaul services;

g) To foster the agribusiness industry in Brazil through the promotion of activities, projects and technical assistance;

h) To manufacture, develop and sell packaging products of any kind;

i) To process and raise livestock;

j) To conduct research on and to develop techniques for the production and improvement of genetic matrices for the Corporation; and

k) To conduct reforestation activities, the harvesting, processing and sale of timber.

SECTION FOUR – The term of duration of the Corporation is indefinite.

II – CAPITAL STOCK

SECTION FIVE (*) – The capital stock subscribed for and fully paid up is R$12.553.417.953,36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred fifty-three reais and thirty-six cents), represented by 872,473,246 (eight hundred seventy-two million, four hundred seventy-three thousand, two hundred forty-six) no-par value common shares in book-entry form.

Paragraph One – The Corporation is authorized to increase the capital stock up to the limit of one billion (1,000,000,000) common shares, irrespective of amendment to the bylaws, by resolution of the Board of Directors, who will have the authority to establish the conditions for the issue, including the price and time of payment of subscriptions.

Paragraph Two – Pursuant to a proposal from and accompanying plan of the Board of Directors, the shareholders’ meeting may authorize the Corporation to grant stock options to its directors, officers or employees, or to individuals providing services to the Corporation or any company controlled by Corporation, within the limits of authorized capital.

Paragraph Three – The shares are indivisible and each common share is entitled to one vote on each matter voted on at a shareholders’ meeting.

Paragraph Four – All shareholders or Group of Shareholders are required to disclose, by notice to the Corporation, any acquisition of shares that, when added to the shares currently held exceed 5% (five percent) of the Corporation’s share capital and, after reaching this percentage, any acquisition of shares that, when added to those currently held, correspond to an acquisition of more than 1% (one percent) of the Corporation’s share capital, or multiples of such percentage. These requirements also apply to holders of debentures convertible into shares or subscription rights that guarantee the holder the acquisition of shares in the amounts provided for in this article. The violation of the provisions of this article will subject the offender(s) to the penalties described under Section 120 of the Corporation Law.

SECTION SIX – No founders’ shares shall be issued by the Corporation.

SECTION SEVEN – The capital stock of the Corporation will consist solely of shares of common stock, and no shares of preferred stock shall be issued.

SECTION EIGHT – It will be incumbent upon the Board of Directors to authorize the shares of common stock to be deposited with a designated financial institution.

Sole Paragraph – The cost of transferring title to shares, stock splits and reverse stock splits may be charged by the Corporation to the shareholders.

SECTION NINE – At the discretion of the Board of Directors or the shareholders’ meeting, any issue of stock, convertible debentures and warrants to be placed by sale on a stock exchange, or through public subscription, or an exchange of shares in connection with a tender offer may be made without or with limited preemptive rights to the shareholders, as provided by law and these Bylaws.

SECTION 10 – Failure by a subscriber to timely pay for any subscription will result in such subscriber being charged with interest at the rate of one percent (1%) per month and a ten percent (10%) penalty on the past due obligation, in addition to any other applicable statutory penalties.

SECTION 11 – By resolution of the shareholders pursuant to a proposal from the Board of Directors, the capital stock of the Corporation may by be increased through the capitalization of profits or reserves, and additional shares corresponding to such increase may or may not be issued to the shareholders in proportion to the number of shares held by them.

III – MEETINGS OF SHAREHOLDERS

SECTION 12 – Meetings of the shareholders, called and convened as prescribed by law and these Bylaws, will be held annually within the first four months after the end of each fiscal year, and especially, whenever the interests and business of the Corporation require action by the shareholders.

Paragraph One – The proceedings at shareholders’ meetings will be directed by the Chairman of the Board of Directors or, in his or her absence, by the Vice Chairman, who will designate the secretary of the meeting. In the event of absence or temporary disability of the Chairman and Vice Chairman of the Board of Directors, the shareholders’ meeting will be presided over by their respective alternates or, in the absence or disability of such alternates, by a Director specially designated by the Chairman of the Board of Directors.

Paragraph Two – The shareholders’ meeting will have the powers defined by law and, subject to exceptions set forth in law and in these Bylaws, the shareholders will act by an absolute majority of the affirmative votes cast at the meeting by any system adopted by the chair and secretary.

Paragraph Three – The first notice of any shareholders’ meeting shall be given not less than fifteen (15) days prior to the meeting.

Paragraph Four – Except in the case provided by Section 40, Paragraph one, item (ii) of these Bylaws, the shareholders’ meeting held to consider the cancellation of registration as a publicly-held corporation or the delisting of the Corporation from the Novo Mercado shall be called on not less than thirty (30) days’ notice.

Paragraph Five – Subject to statutory exceptions in the Corporation Law, the resolutions at shareholders’ meetings will be limited to the order of business stated in the respective notice of call. Inclusion in the shareholders’ meeting order of business of items such as “other business,” “general matters” and equivalent expressions is not allowed.

Paragraph Six – By the date of the first call notice, at the latest, the Corporation shall make the materials and documents necessary to analyze the items on the order of business available to all shareholders.

SECTION 13 – To the benefit of developing the procedures in connection with the shareholders’ meeting, in addition to an identification document, each shareholder shall submit, not less than five (5) days before any shareholders’ meeting, as the case may be: (i) the relevant proxy instrument containing the notarized signature of the person giving the proxy; and/or (ii) with respect to shareholders participating in the fungible custody of shares in book-entry form, a statement showing the respective holdings issued by the institution providing custodial services. Without prejudice to the provisions of this Section, the shareholder attending the shareholders’ meeting with the required documents in hand which attest its shareholder status will be entitled to participate and vote in such meeting.

Sole Paragraph – In inspecting the validity of documents submitted with respect to shareholder representation, the Corporation shall adopt the principle of good faith.

SECTION 14 – In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders:

1) To take action with respect to stock dividends and any stock split and reverse stock split;

2) To approve stock option plans for directors, officers and employees of the Corporation, as well as for the directors, officers and employees of other companies directly or indirectly controlled by the Corporation;

3) To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers;

4) To take action on the delisting from the Novo Mercado of BM&FBOVESPA;

5) To fix the compensation of the Fiscal Council pursuant to law and these Bylaws;

6) To take action for cancellation of registration with the CVM as a publicly-held corporation, pursuant to the provisions of Article VII of these Bylaws;

7) To select the expert firm that will be responsible for preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the Novo Mercado, as provided for in Article VII of these Bylaws.

IV – MANAGEMENT

Section I – General Provisions Applicable to Management

SECTION 15 – The management of the Corporation is vested in the Board of Directors and the Board of Executive Officers, whose respective authority is granted by law and these Bylaws.

Paragraph One – The directors and officers of the Corporation need not post a fidelity bond to cover the discharge of their duties.

Paragraph Two – The directors and officers of the Corporation will take their offices by signing a statement of incumbency recorded in the corporate registers, which shall constitute assent to all the manuals, codes, regulations and in-house policies of the Corporation, and by previously signing the relevant Consent to Appointment referred to in the Novo Mercado Listing Regulations.

Paragraph Three – Any act performed by any director or officer of the Corporation, whereby the Corporation will become liable for obligations arising from business or transactions unrelated to the corporate purposes, are expressly prohibited and will ipso facto be null and void, without prejudice to liability under civil or criminal law, as the case may be, being imposed on anyone who violates this Paragraph.

Paragraph Four – The term of office of the directors and officers of the Corporation will be extended until their replacement takes office.

Paragraph Five – The shareholders’ meeting will annually fix the aggregate annual compensation of the directors and officers of the Corporation, including any fringe benefits and entertainment allowances, taking into account their responsibilities, the time devoted to their duties, their competence and professional reputation, and the market value of their services. The Board of Directors will have the authority to establish the criteria for allocation of such compensation to each Director and each Executive Officer.

Section II – Board of Directors

SECTION 16 – The Board of Directors is composed of nine (9) to eleven (11) regular members and an equal number of alternates, not less than twenty percent (20%) of whom shall be Independent Directors (as defined in Paragraph One) elected at a shareholders’ meeting for a term of office of two (2) years beginning and ending on the same dates, reelection being permitted.

Paragraph One – For the purpose of this Section, an Independent Director means such director as is defined in the Novo Mercado Listing Regulations of the BM&FBOVESPA and is expressly declared to be such in the minutes of the shareholders’ meeting at which he or she is elected. Upon election of the members of the Board of Directors, the shareholders’ meeting will designate a Chairman and a Vice Chairman, the latter to substitute for the former in his or her disabilities or absences, as well as in case of vacancy.

Paragraph Two – Where the multiple vote system has not been requested, the members of the Board of Directors will decide by the vote of an absolute majority of its attending members the names of candidates to be placed on the nominating ticket for all offices in the Board. In the event the multiple vote system has been requested, each member of the then acting Board of Directors will be deemed to be a candidate for the Board of Directors.

Paragraph Three – If the Corporation receives a written request from shareholders wishing that the multiple vote system be adopted as provided by Section 141, Paragraph One of the Corporation Law, the Corporation will communicate the receipt and contents of such request: (i) promptly, by electronic means, to the CVM and the BM&FBOVESPA; and (ii) by publication of the relevant notice to the shareholders within not more than two (2) days after receiving such request, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated.

Paragraph Four – In the event any shareholder wishes to appoint one or more representatives for the Board of Directors who have not recently been members thereof, such shareholder shall notify the Corporation in writing not less than five (5) days before the shareholders’ meeting at which the Directors will be elected, providing the name, qualifications and complete information on the professional experience of such candidates. Upon receiving notice with respect to one or more candidates for the Board of Directors, the Corporation will communicate the receipt and contents of such notice: (i) promptly, by electronic means, to the CVM and the BM&FBOVESPA; and (ii) by publication of the relevant notice to the shareholders within not less than three (3) days before the relevant shareholders’ meeting, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications circulate.

Paragraph Five – Whenever election has occurred using the multiple vote system, the removal of any member of the Board of Directors by the shareholders’ meeting shall entail the removal of the other members, and a new election shall be held. In all other cases, if there is a vacancy in the office of a regular member of the Board of Directors, his or her alternate will fill the vacancy. In the event of vacancy in the office of a regular and alternate member of the Board of Directors, the remaining members will designate a replacement, who will serve until the next shareholders’ meeting, at which the shareholders will elect another Director to serve for the unexpired term of office. If more than one third (1/3) of the offices on the Board of Directors shall be vacant at the same time, a shareholders’ meeting will be called within thirty (30) days after such event to elect the substitutes, who will qualify for a term of office to coincide with that of the other Directors.

Paragraph Six – Each member of the Board of Directors must be of good repute, and a person will not be eligible for election if such person: (i) holds a position with any company that may be deemed to be a competitor of the Corporation; or (ii) has or represents any conflicting interest with respect to the Corporation. In the event any member of the Board of Directors acquires any of the foregoing disqualifications after being appointed, such member shall immediately submit his or her resignation to the Chairman of the Board of Directors. Elected members of the Board of Directors also shall not be allowed to participate in any meetings at which action is proposed to be taken on matters with respect to which he or she may have or represent an interest conflicting with the interests of the Corporation, and no such member shall have access to information relating thereto.

Paragraph Seven – Within five (5) months after the end of the fiscal year and whenever a public offerings of securities is launched, the members of the Board of Directors shall submit to the Corporation a list indicating the offices they hold on boards of directors, fiscal councils, executive bodies and committees of other companies or entities.

SECTION 17 – The Board of Directors will meet regularly once every month and, extraordinarily, as required, when called by the Chairman or a majority of the Board members. Minutes of such meetings will be recorded in the appropriate corporate register.

Paragraph One – At any meeting of the Board of Directors a quorum will consist of not less than two thirds (2/3) of its members.

Paragraph Two – Where necessary, members of the Board of Directors are permitted to participate in meetings of the Board of Directors by telephone, videoconference or any other means of communication that is able to ensure effective participation and the authenticity of his or her vote. In these circumstances, the board member shall be considered present at the meeting, his or her vote shall be considered valid for all legal intents and purposes and recorded in the minutes of said meeting.

Paragraph Three – Except with respect to the matters set out in Section 19 of these Bylaws, the Board of Directors will act by a majority vote of its members attending a meeting, the Chairman to cast the tie-breaking vote in the event of a tie.

Paragraph Four – The materials and documents necessary to appraise the items on the order of business for the meeting of the Board of Directors shall be delivered to each board member at least 5 (five) working days in advance.

SECTION 18 – In addition to the duties set forth in legislation and in these Bylaws, the Board of Directors will have authority:

1) To direct the conduct of the business of the Corporation;

2) To elect and remove the executive officers of the Corporation and to establish their duties, subject to the provisions of these Bylaws;

3) To supervise the performance of the executive officers, to examine at any time the books and papers of the Corporation, and to request information on contracts executed or about to be executed, as well as on any other action;

4) To call shareholders’ meetings as may be deemed advisable and in the cases prescribed by law;

5) To approve the management report and the accounts of the Board of Executive Officers;

6) To allocate among the members of the Board of Directors and the Board of Executive Officers the aggregate annual compensation fixed by the shareholders’ meeting, and to establish the criteria for directors’ and officers’ participation in the profits, subject to the provisions of these Bylaws;

7) To authorize the Executive Officers to execute guarantees (fianças and avais) and contract insurance sureties, as well as performance bonds, in favor of the companies controlled by and affiliated with the Corporation, as well as to any third parties, in connection with matters related to the operations of the Corporation;

8) To authorize the Executive Officers to make any products and personal and real property of the Corporation available to companies controlled by and affiliated with the Corporation to be offered as security for borrowing transactions entered into with financial institutions, or as surety in legal actions.

9) To approve the annual Plan for Disposal of Noncurrent Assets proposed by Executive Officers.

10) To approve the creation or closing of any branch, agency and other offices and other subordinate corporate facilities anywhere outside of the Brazilian territory (international markets) ;

11) To choose and replace independent auditors proposed by the Fiscal Council;

12) To propose to the shareholders’ meeting the issue of new shares beyond the limit of authorized capital;

13) To take action on the acquisition of the Corporation’s own shares for cancellation or to be kept as treasury shares and, in this latter case, to take action on the subsequent disposition thereof;

14) To take action on the issuance of any commercial paper and other similar securities;

15) To take action on the issue of shares of stock within the limits of authorized capital, establishing the number, terms of payment, and subscription price of such shares, including premium thereon, and whether or not the shareholders will have preemptive rights or be subject to a shorter period for exercise of such rights, as permitted under applicable regulations;

16) To approve the preparation of semiannual or other interim balance sheets, and to declare semiannual or other interim dividends out of profits shown in such balance sheets or Retained Earnings or Profit Reserves shown in the latest annual or semiannual balance sheet, as provided by law, and/or to authorize the payment of interest on shareholders’ equity, pursuant to Law No. 9,249/95;

17) To approve and define in advance the action of the Board of Executive Officers on behalf of the Corporation in its capacity as a shareholder and/or quotaholder of other companies, directing the vote to be cast by the Corporation at any shareholders’ and/or other meetings of the companies in which the Corporation holds an interest, except with respect to operational and non-financial matters;

18) To submit for shareholder approval a plan to grant stock options to the directors and officers or employees of the Corporation, or individuals providing services to the Corporation or to a company controlled by the Corporation, within the limits of authorized capital and the Board of Directors shall be responsible for managing said plan;

19) To authorize changes in the conditions for trading and issuance of American Depositary Receipts – ADRs;

20) To create technical or consultative committees without voting powers, aimed at discharging specific duties or carrying out general activities of interest to the Corporation. Such committees may function in the following areas, among others: (i) strategic and financing; (ii) governance and ethics; and (iii) directors’ and officers’ compensation and executive development;

21) To supervise the performance of the duties of any committees that may be created to assist the Board of Directors, to approve the respective regulations and to consider any opinions and reports submitted by such committees pursuant to the prevailing legislation;

22) To define the three-name list of firms with expertise in economic valuation of companies, for the purpose of preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the Novo Mercado, as provided under Section 41 of these Bylaws.

23) To draft and publish a prior reasoned opinion on any and all tender offers for shares issued by the Corporation, within fifteen (15) days after publication of the announcement of tender offer initiated for shares, and concerning: (i) the convenience and potential opportunity of the offer in respect of the joint interests of shareholders and in relation to the liquidity of the securities held; (ii) the repercussions of the offer on the Corporation’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Corporation; and (iv) other points considered relevant. In the opinion, the Board of Directors shall give a reasoned opinion in favor or against acceptance of the tender offer for shares, alerting shareholders that each shareholder is responsible for the final decision on the acceptance or non-acceptance of said offer.

SECTION 19 – The following actions will require the affirmative vote of two thirds (2/3) of the members of the Board of Directors:

1) To propose amendments to the Bylaws with respect to the term of duration of the corporation, the corporate purposes, increases or decreases in capital stock, issue of securities, abrogation of preemptive rights for subscription of newly issued shares and other securities, dividends, interest on shareholders’ equity, the powers and authority of the shareholders’ meeting, the organizational structure and duties of the Board of Directors and Board of Executive Officers and the respective voting requirements;

2) To propose the spin-off, consolidation, merger of or into the Corporation, and the change of the type of the Corporation or any other form of corporate restructuring;

3) To approve the liquidation, dissolution, appointment of liquidators, bankruptcy or any voluntary acts for the reorganization of the Corporation in or out-of-court and any financial restructuring in connection therewith;

4) To propose the creation, acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of: a) ownership interests and/or any securities held in other companies (including waivers of the right to subscribe for shares or bonds convertible into shares of subsidiaries, controlled affiliates or associated companies; b) fixed assets that are not itemized in the Plan for Disposal of Noncurrent Assets approved annually by the Board of Directors; and c) any fixed assets representing, (i) alone, an amount equal to two and one half of one percent (2.5%) or more of the shareholders’ equity of the Corporation, or (ii) in the aggregate, twenty percent (20%) or more of the shareholders’ equity of the Corporation;

5) To establish limitations on the value, term of duration, or kind of transaction for the borrowing of money and other financing transactions, or any security interests in real or personal property, and insurance sureties, as well as performance bonds;

6) To approve the Corporation’s financial risk management policy, setting forth the main conditions for hedging transactions (assets and liabilities), and this policy must contain at least the following specifications: the objective of the hedge, risk factors, eligible instruments, limits and amount restrictions;

7) To carry out transactions and business of any nature with controlled companies and affiliates of the Corporation, including the assignment or provision of guarantees, contracting insurance sureties, as well as performance bonds, loans and financings representing, (i) alone, an amount equal to two and one half of one percent (2.5%) or more of the shareholders’ equity of the Corporation, or (ii) in the aggregate, twenty percent (20%) or more of the shareholders’ equity of the Corporation;

8) To perform operations and transactions of any nature with shareholders, their control group, companies controlled by or affiliated , as well as administrators, staff or their relatives of any of the foregoing;

9) To approve integrated annual and multi-annual general capital budgets (operations budgets, investment budgets, and cash flow budgets) of the Corporation and companies controlled by and affiliated with the Corporation, to establish investment policies and the corporate strategy. The integrated annual general budget shall always be approved on or before the last day of the year preceding the calendar year to which it refers and shall cover the twelve months of the subsequent fiscal year. The budget of the corporation shall, at any time during a given calendar year, cover a minimum period of six (6) months. The implementation and execution of the approved budget will be reviewed on a monthly basis at the regular meetings of the Board of Directors;

10) To elect the members of the Board of Executive Officers, designating the Chief Executive Officer and his or her substitute in case of disability or absence;

11) To issue, repurchase, repay and/or redeem shares of stock, debentures, whether convertible or not, warrants and any other securities;

12) To establish the dividend payment policy;

13) To approve the assignment, transfer and/or acquisition of any rights in connection with trademarks, patents, production and technology processes.

Section III – Board of Executive Officers

SECTION 20 – The Board of Executive Officers, whose members will be elected and may be removed at any time by the Board of Directors, will be composed of at least two (2) and not more than fifteen (15) members elected for a period of two (2) years, being one (1) Chief Executive Officer, one (1) Chief Financial Officer, one (1) Investor Relations Officer, the other Executive Officers to have their designated title and duties as may be proposed by the Chief Executive Officer to the Board of Directors pursuant to Section 21 below, all must be professionals satisfying the requirements detailed in Paragraph Three and Four below.

Paragraph One - The offices of President of the Board of Directors and Chief Executive Officer shall not be exercised by the same person, except in the event of a vacancy, which shall be addressed by a specific disclosure to the market and for which measures shall be taken to fill the respective offices within one hundred and eighty (180) days.

Paragraph Two - At the discretion of the Board of Directors, the Chief Financial Officer may discharge the duties of Investor Relations Officer cumulatively with his or her own duties.

Paragraph Three – The election of the Board of Executive Officers will be conducted by the Board of Directors, which may choose from a list of candidates preselected by the Chief Executive Officer. For that purpose, the Chief Executive Officer will send to the Board of Directors a copy of the résumé of each candidate, together with the proposed terms of his or her employment and all other information necessary as evidence of the qualifications required as set forth in Paragraph Four of this Section.

Paragraph Four - The Board of Executive Officers will be composed solely of professionals having demonstrable technical knowledge acquired through coursework or through the exercise of activities consistent with the position for which they have been proposed.

SECTION 21 – It shall be the duty of:

1) The Chief Executive Officer:

a) To call and preside over the meetings of the Board of Executive Officers

b) To represent the Board of Executive Officers at any meetings of the Board of Directors;

c) To submit to the consideration of the Board of Directors any proposals from the Board of Executive Officers with respect to the investment plan, the organizational structure, qualifications for and duties of any offices or positions, adoption of and amendments to the Internal Regulations and other rules and general operating standards of the Corporation and any companies controlled by and affiliated with the Corporation;

d) To supervise and direct the conduct of the corporate business and the activities of all other Executive Officers;

e) To submit the financial statements, operations and investment budgets, the financial plan and cash flow to the Board of Directors;

f) To propose to the Board of Directors any positions in the Board of Executive Officers with or without a designated title, and the respective candidates to discharge specific duties as he or she deems necessary.

2) The Chief Financial Officer:

a) To prepare, in conjunction with the other executive officers and under the coordination of the Chief Executive Officer, budgets to be submitted for approval to the Board of Directors, and to control the implementation of these budgets, especially with respect to cash flow management;

b) To direct the implementation of the economic and financial policy, supervising the economic and financial activities as determined by the Board of Directors; to organize and coordinate the information system required for his or her activities, and to supervise all controllership activities.

3) The Investor Relations Officer:

a) To represent the Corporation before the Brazilian Securities Commission (“CVM”) and all other entities in the securities market and financial institutions, as well as any Brazilian or foreign regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to cause any regulations applicable to the Corporation to be complied with in regard to registration with the CVM and any regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to manage the investors relations policy;

b) To monitor compliance with the obligations under Article VII of these Bylaws by the shareholders of the Corporation and to submit to the shareholders’ meeting and/or the Board of Directors, when requested, his or her conclusions, reports and actions taken.

4) The other Executive Officers, whose title will be designated by the Board of Directors based on a proposal from the Chief Executive Officer:

a) To direct, coordinate and supervise specific activities under their responsibility;

b) To discharge specific duties as may be assigned to them by resolution of the Chief Executive Officer.

SECTION 22 – Subject to the limitations imposed by law and these Bylaws, general management powers are vested in the Board of Executive Officers to take all action necessary for the regular operation of the Corporation with a view to attaining the corporate purposes.

SECTION 23 – Subject to the provisions of Paragraph One of this Section, any two (2) members of the Board of Executive Officers acting together, in or out of court, will have powers to perform any lawful acts and bind the Corporation in any matters affecting its rights and obligations.

Paragraph One - The Chief Executive Officer, or his or her substitute acting together with another member of the Board of Executive Officers, will be exclusively responsible for the acquisition, assignment, transfer, disposal and/or encumbrance, in any manner and by any means, of the following:

a) ownership interests in and/or any other securities of any companies;

b) real properties of any value and any fixed assets.

Paragraph Two – Any two members of the Board of Executive Officers, subject to the proper instruments, may appoint attorneys-in-fact with specific powers to act on behalf of the Corporation under a fixed-term mandate to be determined on case-by-case basis, except where given for in-court representation for an indefinite period. In any event, they will be subject to the limitations and restrictions contained in the leading sentence and Paragraph One of this Section and any other limitations and restrictions determined by the Board of Directors.

SECTION 24 – The Board of Executive Officers will meet whenever necessary, and minutes of such meetings will be recorded in the corporate register.

Paragraph One – The Board of Executive Officers will act by a majority vote, the Chief Executive Officer or his or her substitute to cast the tie-breaking vote.

Paragraph Two – A quorum at any meetings of the Board of Executive Officers will consist of not less than two thirds (2/3) of its members, the Chief Executive Officer or his or her substitute to be always present at such meetings.

Paragraph Three – Where necessary, Executive Officers shall be allowed to participate in meetings of the Board of Executive Officers by telephone, videoconference or any other means of communication that is able to ensure effective participation and the authenticity of his or her vote. In this case, the Executive Officer shall be considered present at the meeting and his or her vote shall be considered valid for all legal intents and purposes and recorded in the minutes of said meeting.

Paragraph Four - In the event of absence or temporary disability, the Executive Officers will substitute for one another, as directed by the Chief Executive Officer. In case of a vacancy, the Board of Directors will, within thirty (30) days, designate a person to fill the vacancy, whose term of office will coincide with that of the other Executive Officers.

V – FISCAL COUNCIL

SECTION 25 – The Corporation will have a Fiscal Council functioning on a permanent basis, composed of three (3) regular members and an equal number of alternates, elected by the shareholders’ meeting, who shall exercise their duties until the first ordinary general meeting to be held after their election, and reelection shall be permitted, with the duties, powers and compensation prescribed by law.

Paragraph One – The members of the Fiscal Council will take their offices by signing a statement of incumbency in the corporate register, which shall constitute assent to all the manuals, codes, regulations and in-house policies of the Corporation, and by previously signing the relevant Consent to Appointment referred to in the Novo Mercado Listing Regulations.

Paragraph Two – The Fiscal Council will hold regular meetings every month and special meetings whenever necessary, and minutes of such meetings will be recorded in the corporate register.

SECTION 26 – In addition to its duties under Brazilian legislation, the Fiscal Council will discharge the function of an Audit Committee set forth in the Sarbanes-Oxley Act and in the rules issued by the U.S. Securities and Exchange Commission – SEC, also having due regard to the provisions of the Regulations of the Fiscal Council.

SECTION 27 – Compliance with the requirements of applicable legislation, the provisions of these Bylaws and the Regulations of the Fiscal Council is required for the full discharge of the functions of the Fiscal Council.

Paragraph One – At least one member of the Fiscal Council shall have a demonstrable knowledge of the accounting, audit and financial areas, such that he or she may be characterized as an expert in finance.

Paragraph Two – The members of the Fiscal Council will be subject to the same obligations and prohibitions imposed by law and these Bylaws on the directors and officers of the Corporation.

Paragraph Three – The members of the Fiscal Council may only be members of the Board of Directors, Fiscal Council or Audit Committee of two more companies only in addition to the Corporation.

Paragraph Four – In the event of vacancy in the office any regular member of the Fiscal Council, the respective alternate will fill the vacancy. If there is a vacancy in the office of a regular member and the respective alternate, the shareholders’ meeting will be called to elect a member to fill the vacancy.

VI – FISCAL YEAR AND RESULTS

SECTION 28 – The fiscal year coincides with the calendar year and, on the close thereof, the Corporation will prepare a balance sheet to determine the results for such period, as well as other relevant financial statements for publication and consideration by the shareholders’ meeting.

SECTION 29 – Any negative retained earnings and the provision for income tax shall be deducted from the results of each fiscal year before any distribution.

Sole Paragraph – After the deductions referred to in this Section are made, the shareholders’ meeting may allocate to the directors and officers a share of not more than ten percent (10%) of the remaining profits, subject to any statutory limitations.

SECTION 30 – The net income for the year will be allocated successively as follows;

1) Five percent (5%) towards the establishment of the Legal Reserve, which shall not exceed twenty percent (20%) of the capital stock;

2) Twenty-five percent (25%) as a mandatory minimum dividend, as adjusted in accordance with Section 202 of Law No. 6,404/76, to be paid with respect to all shares of stock of the corporation;

3) Twenty percent (20%) towards the establishment of reserves for capital increase, which shall not exceed twenty percent (20%) of the capital stock;

4) up to 50% (fifty per cent) for the constitution of the reserve for expansion, this reserve not to exceed 80% (eighty per cent) of the Capital Stock, with the purpose of ensuring investments in fixed assets or increases in working capital, including through amortization of the Corporation’s debts, irrespective of retention of profit earmarked to the capital expenditures budget, and its balance being used, as may be the case, for: (i) absorbing losses whenever necessary; (ii) distribution of dividends at any time; (iii) operations of redemption, reimbursement or the authorized purchase of shares as permitted in the legislation; and (iv) for incorporation into the Capital Stock, including through new stock dividends.”

SECTION 31 – Unless otherwise resolved by the shareholders’ meeting, payment of any dividends, interest on shareholders’ equity and the distribution of shares resulting from a capital increase will be made within sixty (60) days after the date of the relevant resolution.

Paragraph One – The Corporation may, by a resolution of the Board of Directors pursuant to the foregoing Section 18, prepare semiannual and other interim balance sheets and declare dividends and/or interest on shareholders’ equity out of profits shown on such balance sheets, retained earnings or profit reserves appearing in the latest annual balance sheet or interim balance sheets, as provided by law.

Paragraph Two - Interim dividends and interest on shareholders’ equity declared in each fiscal year may be attributed to the mandatory dividend on the results for the fiscal year.

VII – SALE OF CORPORATE CONTROL, CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD CORPORATION AND DELISTING FROM THE NOVO MERCADO

SECTION 32 – Sale of the Control of the Corporation, either directly or indirectly, whether in a single transaction or a series of successive transactions, must be conditioned upon a condition precedent or subsequent that the Purchaser of such corporate control will make a tender offer (“tender offer”) to the other shareholders of the Corporation, subject to the terms of and within the time limits prescribed by prevailing legislation and the Novo Mercado Listing Regulations, so that the holders of such shares will receive the same treatment as that accorded to the Selling

Controlling Shareholder.

Paragraph One – For purposes of these Bylaws, any capitalized terms will have the following meanings: “Controlling Shareholder” means the shareholder, shareholders or Group of Shareholders, as defined below, who exercise Controlling Power over the Corporation.

“Selling Controlling Shareholder” means a Controlling Shareholder that disposes of the Controlling Power over the Corporation.

“Controlling Shares” means the block of shares that guarantees, either directly or indirectly to the holder or holders, the individual and/or shared Controlling Power over the Corporation.

“Outstanding Shares” means all shares issued by the Corporation, except such shares as are held by the Controlling Shareholder, any persons related to the Controlling Shareholder, directors and officers of the Corporation and treasury shares.

“Purchaser of Control” means the person to whom the Selling Controlling Shareholder transfers the Controlling Shares in a Sale of Control of the Corporation.

“Sale of Control of the Corporation” means the transfer to a third party, subject to consideration, of the Controlling Shares.

“Control” (and such related terms as “Controlled by”, “under common Control with” or “Controlling Power”) means the power, either directly or indirectly, to effectively manage the corporate affairs and direct the operations of the governing bodies of the Corporation, as a matter of fact or law, independently of the number of shares held. There is a presumption that the person or Group of Shareholders who hold shares granting an absolute majority of the votes of shareholders present at the last three (3) shareholders’ meetings has control, even though they are not holders of the shares that guarantee them an absolute majority of the voting capital.

“Group of Shareholders” means a group of people: (i) bound by contracts or voting agreements of any nature, whether directly or through any companies Controlled by, Controlling or under common Control; or (ii) among whom there is a relationship of control; or (iii) under common Control.

Paragraph Two – The Selling Controlling Shareholder shall not transfer title to the shares owned by such selling Controlling shareholder or selling Controlling Group of Shareholders, and the Corporation shall not record any transfer of shares representing the Corporate Control unless and until the Purchaser of Control or subsequent holders of Control signs the relevant Statement of Adherence referred to in the Novo Mercado Listing Regulations.

Paragraph Three – No Shareholders’ Agreement providing for exercise of Controlling Power shall be filed with the Corporation’s registered office if the signatories thereof have not subscribed the Statement of Adherence referred to in Paragraph Three of this Section.

Paragraph Four - Where the acquisition of the Corporate Control results in the imposition on the Purchaser of Control of an obligation to make the tender offer required under Section 36 of these Bylaws, the tendered price will be the greater of the prices determined according to this Section 32 and Section 36, Paragraph Three of these Bylaws.

SECTION 33 – The tender offer referred to in the preceding Section must also be made: (i) upon an assignment for financial consideration of interests exercisable for newly-issued shares and other securities or interests convertible into or exercisable for newly-issued shares which may result in the Sale of Control in the Corporation; and (ii) in the event of the Control in the Controlling Shareholder of the Corporation, in which case such selling Controlling shareholder will be required to disclose to the BM&FBOVESPA the value assigned to the Corporation in such sale, as well as the supporting documentation therefore.

SECTION 34 – Any person that acquires the Controlling Power of the Corporation as a result of a share purchase agreement entered into with the Controlling Shareholder for any number of shares, will be required: (i) to make a tender offer as provided in Section 32 of these Bylaws; (ii) to compensate any shareholders from whom such person may have purchased shares on a stock exchange within the period of six (6) months preceding the date of Sale of Control of the Corporation for any difference between the tender offer price and the amount paid per share which may have been purchased on the stock exchange within the period of six (6) months preceding the purchase of Controlling Power, properly adjusted up to the date of payment of such compensation.

SECTION 35 – After a Sale of Control transaction and subsequent tender offer, the Purchaser of Control, where necessary, shall take appropriate measures to restore the minimum percentage of twenty-five percent (25%) of all outstanding shares in the Corporation, within the six (6) months following the purchase of Controlling Power.

SECTION 36 – Any Purchasing Shareholder that acquires or becomes the owner of twenty percent (20%) or more of all shares of the capital stock of the Corporation shall, within not more than thirty (30) days after the date of acquisition or event resulting in such share ownership being equal to or higher than twenty percent (20%) of all shares of the capital stock of the Corporation, register or, if the case may be, apply for the registration of a tender offer with respect to all shares of the capital stock of the Corporation, subject to applicable CVM regulations, the rules of the BM&FBOVESPA and the provisions of this Section.

Paragraph One - For the purpose of these Bylaws, “Purchasing Shareholder” means any person, including and without restriction, any natural or legal person, investment fund, co-ownership vehicle, share portfolio, universality of rights or other form of organization resident, domiciled or with its registered office in Brazil or abroad, or Group of Shareholders, that purchases shares in the Corporation.

Paragraph Two – In such case, the following procedures will be applicable: (i) the tender offer must be made indistinctly to all shareholders of the Corporation; (ii) the shares must be sold by auction on the BM&FBOVESPA; (iii) the tender offer must be launched for a price determined as provided in Paragraph Three of this Section; and (iv) the tender offer must be a cash offer in lawful Brazilian currency for the shares of the capital stock of the Corporation.

Paragraph Three – The tendered price per share of the capital stock of the Corporation shall not be less than the greater of: (i) the economic value arrived at in a valuation report, subject to the provisions of Paragraph Four of this Section; (ii) one hundred and thirty-five percent (135%) of the issue price of the shares in any capital increase carried out through a public distribution within a period of twenty-four (24) months preceding the date as of which the tender offer has become mandatory pursuant to this Section 36, as properly adjusted according to the IPCA up to the date of payment; and (iii) one hundred and thirty-five percent (135%) of the average market quotation per share of the capital stock of the Corporation during a period of thirty (30) days preceding the tender offer on the stock exchange trading the greatest volume of shares of the capital stock of the Corporation.

Paragraph Four – The valuation mentioned in item (i) of the foregoing Paragraph Three will be the arithmetic mean of the midpoints within the range of economic value in two valuation reports, as determined according to the discounted cash flow method, provided that the variation between such midpoints does not exceed ten percent (10%). If the difference between such midpoints exceeds 10%, the economic value of the Corporation will be determined by an arbitration conducted pursuant to the terms of Section 44 of these Bylaws.

Paragraph Five – The valuation reports referred to in the preceding Paragraph shall be prepared by two leading financial institutions of recognized standing and experience in the food industry, one to be selected by the Corporation and the other by the Purchasing Shareholder from among major institutions providing advisory services in mergers and acquisitions to customers in Brazil at the time. The cost of the valuation reports shall be borne respectively by the Corporation and the Purchasing Shareholder.

Paragraph Six – A tender offer made as referred to in the leading sentence of this Section will not preclude another shareholder of the Corporation or the Corporation itself, as the case may be, from making a competing tender offer according to applicable regulations.

Paragraph Seven – A Purchasing Shareholder must comply with any requests or requirements made by CVM based on applicable regulations with respect to a tender offer, within the maximum periods prescribed therein.

Paragraph Eight – In the event a Purchasing Shareholder fails to comply with the obligations imposed by this Section, including as regards adherence to the maximum time limits for (i) making or applying for registration of a tender offer, or (ii) complying with any requests or requirements of CVM, then the Board of Directors of the Corporation will call a special shareholders’ meeting, at which the Purchasing Shareholder will be barred from voting, to consider suspending exercise of such non-complying Purchasing Shareholder’s rights as provided in Section 120 of the Corporations Law, without prejudice to the liability of the Purchasing Shareholder for any loss or damage caused to the other shareholders as a result of such failure to comply with the obligations imposed by this Section.

Paragraph Nine – Any Purchasing Shareholder who acquires or becomes the holder of other interests in the Corporation, including by way of a life estate (usufruto) or fideicommissum, equal to twenty percent (20%) or more of all shares of the capital stock of the Corporation, will likewise be required to either register or apply for the registration of a tender offer as described in this Section, within not more than thirty (30) days after such acquisition or event resulting in twenty percent (20%) or more of all shares of the capital stock of the Corporation being so held.

Paragraph Ten – Except as provided in Sections 42 and 43 of these Bylaws, the obligations established in Section 254-A of the Corporations Law and Sections 32, 33 and 34 of these Bylaws will not release a Purchasing Shareholder from compliance with the obligations prescribed by this Section.

Paragraph Eleven – The provisions of this Section will not apply in the event a person becomes the holder of more than twenty percent (20%) of all shares of the capital stock of the Corporation by reason of: (i) statutory succession, on condition that the shareholder shall dispose of any excess shares within sixty (60) days after the relevant event; (ii) merger of another company into the Corporation; (iii) absorption of shares of another company by the Corporation; or (iv) subscription for shares of the Corporation in a single primary issue that is approved at a shareholders’ meeting called by the Board of Directors of the Corporation and with respect to which the proposed capital increase requires the issue price of the shares to be based on the economic value determined according to a valuation report on the economic and financial condition of the Corporation prepared by an expert firm of recognized experience in the valuation of publicly-held companies.

Paragraph 12 – For the purpose of calculating the percentage of twenty percent (20%) of all shares of the capital stock of the Corporation, as mentioned in the leading sentence of this Section, no involuntary increase in ownership interest resulting from cancellation of treasury shares or reduction of the capital stock of the Corporation entailing a cancellation of shares will be computed.

Paragraph 13 – If CVM regulations applicable to a tender offer under this Section require adoption of any given criterion to determine the purchase price per share of the Corporation in the tender offer, which criterion results in a purchase price higher than that determined pursuant to Paragraph Two of this Section, then the purchase price determined according to CVM regulations shall prevail with respect to such tender offer.

SECTION 37 – Should it be resolved at a special shareholders’ meeting that the Corporation should delist from the Novo Mercado, the Controlling Shareholder of the Corporation shall make a tender offer where the delisting is: (i) for the purpose of trading its securities outside the Novo Mercado; or (ii) caused by a corporate restructuring pursuant to which the securities of the Corporation resulting from such restructuring are not admitted to trading in the Novo Mercado within a period of one hundred and twenty (120) days from the date of the shareholders’ meeting that approved the transaction. The minimum tendered price shall be equal to the economic value determined according to the valuation report referred to in Section 41 of these Bylaws.

Paragraph One - In the event that there is no Controlling Shareholder, if the shareholders at the shareholders’ meeting decide (i) in favor of delisting the Corporation from the Novo Mercado in order to register to trade its securities outside said listed segment, or (ii) in favor of corporate restructuring such that the corporation resulting from this restructuring has no securities admitted for trading on the Novo Mercado within a period of one hundred and twenty (120) days from the date of the shareholders’ meeting that approved the transaction, delisting from the Novo Mercado shall be conditional on a tender offer under the conditions set forth in this Section.

Paragraph Two - In the cases set forth in Paragraph One above, the same shareholders’ meeting shall be charged with defining the person or persons responsible for conducting the tender offer set forth in this Section, who, in attendance at the meeting, shall expressly assume the obligation to conduct the offer. If the shareholders at the shareholders’ meeting decide in favor of corporate restructuring, in the absence of any determination of the person or persons responsible for the tender offer, the shareholders who voted in favor of corporate restructuring shall conduct said offer.

SECTION 38 – The minimum tendered price stated in a tender offer to be made by the Controlling Shareholder or the Corporation for the purpose of cancellation of registration as a publicly-held corporation shall be equal to the economic value determined according to the valuation report referred to in Section 41 of these Bylaws, due regard given to other applicable legal and regulatory rules.

Paragraph One – In the event that there is no Controlling Shareholder, if the shareholders’ meeting approves cancellation of registration as a publicly-held corporation is approved at a shareholders’ meeting, the tender offer shall be made by the Corporation itself, due regard given to other applicable legal and regulatory rules.

SECTION 39 –In the event that there is no Controlling Shareholder and the BM&FBOVESPA requires (i) that the market quotation of securities of the Corporation be published separately, or (ii) that trading of any securities issued by the Corporation be suspended in the Novo Mercado, in either case by reason of non-compliance with any obligations imposed by the Novo Mercado Listing Regulations, the Chairman of the Board of Directors shall, within not more than two (2) days after such requirement, in the computation of which time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated, call a special shareholders’ meeting to replace all members of the Board of Directors.

Paragraph One – If the Chairman of the Board of Directors fails to call the special shareholders’ meeting mentioned in the leading sentence of this Section within the prescribed time limit, any shareholder of the Corporation may do so.

Paragraph Two – The new Board of Directors elected at the special shareholders’ meeting mentioned in the leading sentence and in Paragraph One of this Section shall cure such non-compliance with obligations imposed by the Novo Mercado Listing Regulations within the shortest possible time or within a new time limit established by the BM&FBOVESPA for such purpose, whichever is less.

SECTION 40 – In the event that the delisting of the Corporation from the Novo Mercado results from non-compliance with any obligations imposed by the Listing Regulations, the Controlling Shareholder shall undertake a tender offer for shares belonging to the other shareholders of the Corporation, under the terms set forth in Article 37 of these Bylaws.

Paragraph One - In the event that there is no Controlling Shareholder, if such non-compliance arises (i) from a resolution of the shareholders’ meeting, the tender offer shall be made by the shareholders who have voted in favor of the proposed action resulting in such non-compliance; and (ii) from a management act or event, the administrators shall call a shareholders’ meeting whose order of business shall consist of deciding how to resolve the non-compliance with the obligations in the Listing Regulations of the Novo Mercado, or, where applicable, direct the delisting of the Corporation from the Novo Mercado.

Paragraph Two - In the event that item (ii) of Paragraph One applies, if the shareholders at the shareholders’ meeting decide in favor of delisting the Corporation from the Novo Mercado, the same shareholders’ meeting shall define the person or persons responsible for conducting the tender offer set forth in this Section, who, in attendance at the meeting, shall expressly assume the obligation of conducting the offer.

SECTION 41 – The valuation report referred to in Sections 37 and 38 of these Bylaws shall be prepared by an institution or expert firm of recognized experience, unrelated to the decision-making authority of the Corporation, its directors and officers and Controlling shareholders, in accordance with the requirements set out in Paragraph One of Section Eight of the Corporations Law, and contain an acknowledgement of responsibility as required under Paragraph Six of the said Section Eight.

Paragraph One – Selection of the institution or expert firm responsible for determining the economic value of the Corporation is reserved to the shareholders’ meeting based on a three-name list of firms proposed by the Board of Directors. Action thereon shall be taken by the affirmative vote of an absolute majority of the Outstanding Shares at the shareholders’ meeting, provided that: (i) if the meeting is convened on first call, a quorum shall consist of not less than twenty percent (20%) of all Outstanding Shares; or (ii) where the meeting is convened on second call, a quorum may consist of any number of shareholders owning Outstanding Shares.

Paragraph Two –The costs of preparing the required valuation report shall be fully borne by the persons responsible for making the tender offer.

SECTION 42 – A single tender offer may be made for more than one of the purposes mentioned in this Article VII, in the Novo Mercado Listing Regulations or in CVM regulations, provided that it is possible to harmonize the requirements for the various forms of tender offer, that no loss is incurred by any offeree and that, where required under applicable regulations, CVM authorization is obtained.

Sole paragraph. With the exception of those tender offers for delisting from the Novo Mercado and/or cancellation of registration as a publicly held company, the holding of a unified tender offer may only be executed by a Corporation shareholder who holds a stake equal to, or more than 20% (twenty per cent) of the total shares issued by the Corporation, pursuant to the provision in Section 36.

SECTION 43 – The shareholders responsible for making a tender offer under this Article VII, the Novo Mercado Listing Regulations or CVM regulations may secure the making of such tender offer through any shareholder or a third party.

Sole paragraph. The Company or the shareholder, as the case may be, is not released from the obligation to make the tender offer that it is responsible for until the tender offer has been made in accordance with all applicable regulations.

VIII – ARBITRATION

SECTION 44 – The Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the Novo Mercado Participation Agreement, Novo Mercado Listing and Sanctions Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or the CVM, the regulations of the BM&FBOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted by the Market Arbitration Chamber, in accordance with the Rules of the Market Arbitration Chamber.

IX – LIQUIDATION OF THE CORPORATION

SECTION 45 – The Corporation will be liquidated in the cases provided by law. The shareholders’ meeting will have the authority to elect the liquidator or liquidators and the Fiscal Council that will function during the period of liquidation, subject to statutory requirements.

X – GENERAL PROVISIONS

SECTION 46 – The provisions contained in statutes and in any Shareholders’ Agreement on file at the registered office of the Corporation as provided by Section 118 of Law No. 6,404/76 will apply in the event of any dissent.

SECTION 47 – Any shareholders’ agreement on file at the registered office of the Corporation will be binding on the Corporation. Any person directing or recording the proceedings of any shareholders’ or Board of Directors meeting is expressly prohibited from counting any votes of shareholders or members of the Board of Directors cast in violation of a shareholders’ agreement to which such shareholders are parties that is duly filed with the Corporation at its registered office. The Corporation is also expressly prohibited from acknowledging and recording any share transfers and/or encumbrance, and/or any assignment of a preference right for the replacement of shares and/or other securities that are inconsistent with the terms of any such shareholders’ agreement.

SECTION 48 – The provisions of Section 36 of these Bylaws does not apply to current shareholders or any Group of Shareholders that already own twenty percent (20%) or more of all shares of the capital stock of the Corporation, and any successors thereof; rather, the provisions of this Section will apply only to such investors as may become shareholders of the Corporation after the date in which the Corporation’s adherence to and listing with the New Market becomes effective.

Itajaí, Santa Catarina – 09 Abril, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 10, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director